SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR ("EWG") OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

            The following response is as of December 31, 2004:

            CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant, as of December 31, 2004, has the following subsidiaries other than any EWG:

----------------------------------------------------------------------------------------------------------------------------
Name and Location of Company       State of Organization                              Nature of Business
----------------------------------------------------------------------------------------------------------------------------
1. Central Hudson Gas &                 New York                Generation, transmission and distribution of electricity and
Electric Corporation,                                           the transmission and distribution of natural gas in New York
Poughkeepsie, New York                                          State. Central Hudson's "franchise territory" generally
("Central Hudson")                                              extends about 85 miles along the Hudson River and about 25 to 40 miles east and west of such River. The southern end
                                                                of that territory is about 25 miles north of New York City and the northern end is about 10 miles south of the City of
                                                                Albany, N.Y.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
2. Phoenix Development                  New York                Real estate holding company for Central Hudson
Company, Inc., Poughkeepsie,
New York ("Phoenix")
----------------------------------------------------------------------------------------------------------------------------
3. Central Hudson Enterprises           New York                Markets heating oil and related products and services.
Corporation, Poughkeepsie,                                      Invests in energy related businesses; currently owns,
New York ("CHEC")                                               directly or indirectly, the affiliates referred to in 4 and
                                                                5 below.
----------------------------------------------------------------------------------------------------------------------------
4. SCASCO, Inc., Winsted,               Connecticut             Engages in the distribution of fuel oil, gasoline, diesel,
Connecticut ("Scasco")                                          kerosene, and propane and the installation and maintenance of electrical services and heating, ventilation, and cooling
                                                                ("HVAC") equipment in the States of Connecticut,
                                                                Massachusetts and New York.
----------------------------------------------------------------------------------------------------------------------------
5. Griffith Energy Services,            New York                Engages in the distribution of fuel oil, gasoline, diesel,
Inc., Poughkeepsie, New York                                    kerosene, and propane and the installation and maintenance
("Griffith Energy")                                             of HVAC equipment in the States of Virginia, West Virginia,
                                                                Maryland, Delaware, and Pennsylvania and in Washington, D.C.
----------------------------------------------------------------------------------------------------------------------------

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

The following response is as of December 31, 2004:

---------------------------------------------------------------------------------------------
   Generating Station, Location and                                Net Capability (MW)
           Percent Ownership                  Fuel          Summer (2004)     Winter (2003-4)
           -----------------                  ----          -------------     ---------------
---------------------------------------------------------------------------------------------
Neversink Hydro Station, Neversink,       Water                  22.0              20.0
NY - Neversink Reservoir Aqueduct
Tunnel (100%)
---------------------------------------------------------------------------------------------
Dashville Hydro Station, Rifton, NY --    Water                   5.5               5.5
Wallkill River (100%)
---------------------------------------------------------------------------------------------
Sturgeon Pool Hydro Station, Rifton,      Water                  15.8              15.5
NY - Wallkill River (100%)
---------------------------------------------------------------------------------------------
Groveville Mills Hydro Station,           Water                   0.8               0.8
Beacon, NY - Fishkill Creek (100%)
---------------------------------------------------------------------------------------------
High Falls Hydro Station, High Falls,     Water                   3.0               3.0
NY -- Rondout Creek (100%)
---------------------------------------------------------------------------------------------
Coxsackie Gas Turbine, Coxsackie,         Kerosene or            19.6              24.4
(100%)                                    Natural Gas
---------------------------------------------------------------------------------------------
South Cairo Gas Turbine, Cairo,           Kerosene               15.6              22.4
(100%)
---------------------------------------------------------------------------------------------
                            TOTAL                                82.3              91.6
---------------------------------------------------------------------------------------------

            As of December 31, 2004, Central Hudson's electric transmission and distribution systems were comprised of 86 substations with a rated transformer capacity of approximately 4.6 million kVA, approximately 582 pole miles of overhead transmission lines, approximately 4.0 trench miles of underground transmission lines, approximately 7,769 pole miles of overhead distribution lines and approximately 1,179 trench miles of underground distribution lines. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. Central Hudson delivers electricity to approximately 289,000 customers. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Circuit Miles include: 34.5, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings would be higher. Generator step-up transformers are included; spare transformers and generation station auxiliary transformers are excluded.

            Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Station interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac
(NY) Gate Station interconnection with Duke Energy Gas Transmission Company and the Tuxedo (NY) Gate Station interconnection with Columbia Gas Transmission Company ("Columbia"). Central Hudson is also interconnected with New York State Electric & Gas Corporation ("NYSEG") at two locations: natural gas is normally received from NYSEG at Hamptonburg (NY) and delivered to NYSEG at Walden (NY). Natural gas is distributed to approximately 69,000 industrial, commercial and residential customers through a network of 161 miles of transmission pipeline and 1,068 miles of distribution pipeline. Central Hudson owns and operates propane-air injection peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 dekatherms per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee, Texas Eastern and Dominion Transmission Corporations for a maximum total of 3.3 BCF of storage, located in various fields in the eastern United States.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

            The following responses are as of December 31, 2004:

            Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.

            (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

--------------------------------------------------------------------------------
                                        Electric (Kwhrs.)            Gas (Mcf.)
--------------------------------------------------------------------------------
Claimant                                      None                      None
--------------------------------------------------------------------------------
Central Hudson    Retail:                4,371,580,656               10,229,735
                  Wholesale:              265,145,480                  213,732
--------------------------------------------------------------------------------

            (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

--------------------------------------------------------------------------------
                                        Electric (Kwhrs.)            Gas (Mcf.)
--------------------------------------------------------------------------------
Claimant                                      None                      None
--------------------------------------------------------------------------------
Central Hudson                                None                      None
--------------------------------------------------------------------------------

            (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

--------------------------------------------------------------------------------
                                        Electric (Kwhrs.)            Gas (Mcf.)
--------------------------------------------------------------------------------
Claimant                                      None                      None
--------------------------------------------------------------------------------
Central Hudson                                None                      None
--------------------------------------------------------------------------------

            (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

--------------------------------------------------------------------------------
                                        Electric (Kwhrs.)            Gas (Mcf.)
--------------------------------------------------------------------------------
Claimant                                      None                      None
--------------------------------------------------------------------------------
Central Hudson                                None                   10,839,909
--------------------------------------------------------------------------------

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

            (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

      None.

            (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

      None.

            (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

            At December 31, 2004, Claimant had the following capital invested in the EWG:

                  Debt:      $ -0-
                  Equity:    $ -0-

            (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

      None.

            (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      None.

EXHIBIT A

A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

            The consolidating financial statements, as of December 31, 2004, are attached hereto as Exhibit A.

            The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February 2005.

                                           CH ENERGY GROUP, INC.


                                           By: /s/ Steven V. Lant
                                           --------------------------------
                                           Steven V. Lant
                                           Chairman of the Board, President and
                                           Chief Executive Officer

Corporate Seal

Attest:


/s/ Lincoln E. Bleveans
-----------------------
Lincoln E. Bleveans
Secretary and Assistant Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
Chairman of the Board, President and Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

EXHIBIT B

AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

               The Organizational Chart, as of December 31, 2004, is attached hereto as Exhibit B.

                                    EXHIBIT A

           Consolidating Financial Statements of CH Energy Group, Inc.
                             as of December 31, 2004

Exhibit A

                              CH ENERGY GROUP, INC.
                          Consolidating Income Statement
                      Twelve Months Ended December 31, 2004

                                                       Holding Company   Consolidated   Consolidated
                                                          CH Energy        Central      CH Enterprises                Consolidated
                                                          Group, Inc        Hudson       Corporation   Eliminations  CH Energy Group
                                                          ----------        ------       -----------   ------------  ---------------
Operating Revenues
  Electric                                                         0     425,080,161               0              0    425,080,161
  Natural Gas                                                      0     123,966,898                                   123,966,898
  Competitive Business Subsidiaries                                                0     235,706,724                   235,706,724
                                                          ------------------------------------------------------------------------
     Total - own territory                                         0     549,047,059     235,706,724              0    784,753,783
  Revenues from Electric sales to other utilities                  0       5,494,770                                     5,494,770
  Revenues from Nat. Gas sales to other utilities                  0       1,263,637                                     1,263,637
                                                          ------------------------------------------------------------------------

                                                                   0     555,805,466     235,706,724              0    791,512,190
                                                          ------------------------------------------------------------------------

Operating Expenses
  Operation:
     Fuel Used in electric generation                              0         772,652               0                       772,652
     Purchased electricity                                         0     250,967,945               0                   250,967,945
     Purchased petroleum                                                           0     168,699,188                   168,699,188
     Purchased natural gas                                         0      77,847,293               0                    77,847,293
     Other expenses of operation                                   0      78,283,986      53,665,299                   131,949,285
  Maintenance                                                      0      20,464,296               0                    20,464,296
  Depreciation and amortization                                    0      28,407,859       6,232,587                    34,640,446
  Taxes, other than income tax                                     0      30,767,843         270,236                    31,038,079
  Federal/State  income tax                                        0       5,036,000       1,792,208                     6,828,208
  Deferred income tax                                              0      19,729,000               0                    19,729,000
                                                          ------------------------------------------------------------------------

                                                                   0     512,276,874     230,659,518              0    742,936,392
                                                          ------------------------------------------------------------------------

Operating Income                                                   0      43,528,592       5,047,206              0     48,575,798
                                                          ------------------------------------------------------------------------

Other Income and Deductions
  Equity Earnings-Subscos                                 41,143,699             226               0    (41,143,699)           226
  Allowance for equity funds used during construction              0         151,410               0                       151,410
  Federal/State  income tax                                 (494,149)        679,000        (543,500)                     (358,649)
  Deferred income tax - credit                                     0      (4,339,600)              0                    (4,339,600)
  Other  income                                            3,523,474               0               0     (2,302,712)     1,220,762
  Other - net                                             (1,749,365)     16,479,978       1,358,960              1     16,089,574
                                                          ------------------------------------------------------------------------

                                                          42,423,659      12,971,014         815,460    (43,446,410)    12,763,723
                                                          ------------------------------------------------------------------------

Income Before Interest Charges                            42,423,659      56,499,606       5,862,666    (43,446,410)    61,339,521
                                                          ------------------------------------------------------------------------

Interest Charges
  Interest on mortgage bonds                                       0               0                                             0
  Interest on other long-term debt                                 0      11,488,084                                    11,488,084
  Interest on short-term debt                                      0         171,478                                       171,478
  Other interest                                                   0       5,345,956       2,397,708     (2,302,712)     5,440,952
  Allowance for borrowed funds used
     during construction                                           0        (220,879)                                     (220,879)
  Amortization of premium & expense on debt                        0       1,066,277                                     1,066,277
                                                          ------------------------------------------------------------------------

                                                                   0      17,850,916       2,397,708     (2,302,712)    17,945,912
                                                          ------------------------------------------------------------------------

Net Income (Loss) from continuing operations              42,423,659      38,648,690       3,464,958    (41,143,698)    43,393,609

                                                          ------------------------------------------------------------------------
Net Income (Loss)                                         42,423,659      38,648,690       3,464,958    (41,143,698)    43,393,609
Dividends on Preferred Stock                                                 969,950                                       969,950
                                                          ------------------------------------------------------------------------

Income Available for Common Stock                         42,423,659      37,678,740       3,464,958    (41,143,698)    42,423,659

Dividends Declared on Common Stock                        34,045,920                                                    34,045,920
                                                          ------------------------------------------------------------------------

Balance Retained in the Business                           8,377,739                                                     8,377,739
                                                          ========================================================================

Exhibit A

                             C H Energy Group, Inc.
                           Consolidating Balance Sheet
                                December 31, 2004

                                                                  Holding
                                                                  Company          Consolidated
                                                                 C H Energy          Central        C H Enterprises    Subsidiaries
                              ASSETS                             Group, Inc.          Hudson          Corporation        Subtotal
                              ------                            ------------      --------------    ---------------   --------------
Utility Plant
       Electric                                                                     $702,205,843                        $702,205,843
       Natural Gas                                                                   214,865,864                         214,865,864
       Common                                                                        104,840,689                         104,840,689

                                                                --------------    --------------    --------------    --------------
                                                                             0     1,021,912,396                 0     1,021,912,396

Less: Accumulated Depreciation                                                       315,691,270                         315,691,270

                                                                --------------    --------------    --------------    --------------
                                                                             0       706,221,126                 0       706,221,126

Construction Work in Progress                                                         38,845,785                          38,845,785
                                                                --------------    --------------    --------------    --------------

      Net Utility Plant                                                      0       745,066,911                 0       745,066,911
                                                                --------------    --------------    --------------    --------------

Other Property and Plant                                                69,583           962,261        22,106,837        23,069,098
                                                                --------------    --------------    --------------    --------------

Intangible Assets                                                            0                 0        28,779,672        28,779,672
Goodwill                                                                     0                 0        50,461,991        50,461,991

Current Assets:
       Cash                                                          8,161,911         8,186,600         3,479,538        11,666,138
       Cash Equivalents                                             99,248,004            40,773                              40,773
       Temporary Cash Investments                                                              0
       Other                                                                           5,106,267                           5,106,267
       Accounts Receivable from Customers                                    0        36,901,156        27,535,258        64,436,414
       Accounts Receivable - Affiliates                                205,523           330,183           420,415           750,598
       Accrued Unbilled Utility Revenues                                               9,129,704                           9,129,704
       Other Receivables                                                               1,717,998         2,829,700         4,547,698
       Materials & Supplies:
            Fuel                                                                      11,468,745                          11,468,745
            Construction & Operation                                                   5,738,138         4,252,477         9,990,615
       Regulatory Assets - Current                                                    17,453,815                 0        17,453,815
       Fair Value of Derivatives - Current                                                     0             1,478             1,478
       Prepayments - Transfer Debit Balance from Accrued Taxes                                                                     0
       Prepayments                                                     111,500        15,247,507         1,491,756        16,739,263
       Accumulated Deferred Income Tax                                       0         8,696,240                           8,696,240
                                                                --------------    --------------    --------------    --------------

Total Current Assets                                               107,726,938       120,017,126        40,010,622       160,027,748
                                                                --------------    --------------    --------------    --------------

Other Investments (D&O Deferred Comp Investments)                            0         5,551,621                           5,551,621
Partnership Interests                                                                                    3,647,618         3,647,618
Investment in Subsidiary - Cornhusker                                                                    2,703,000         2,703,000
Investment in Central Hudson                                       280,273,619                 0                 0                 0
Investment in Central Hudson Enterprises Corp.                     116,515,918                 0                                   0

                                                                --------------    --------------    --------------    --------------

       Total Other Investments                                     396,789,537         5,551,621         6,350,618        11,902,239

Deferred Charges and Other Assets
       Prefunded Pension costs                                                                 0                                   0
       Regulatory Assets - Related to Pension Costs                                   88,632,823                          88,632,823
       Intangible Asset Related to Pension Plan                                       22,290,559                          22,290,559
       Regulatory Assets                                                              37,230,754                          37,230,754
       Fair Value of Derivatives                                                               0                                   0
       Deferred Debits                                                                 4,270,146                           4,270,146
       Clearing Accounts (A/C 184)                                                       575,266                             575,266
       Unamortized Deferred Expense (A/C 181)                                          4,041,375                           4,041,375
       Other Assets                                                                            0         4,197,422         4,197,422
                                                                --------------    --------------    --------------    --------------

                                                                             0       157,040,923         4,197,422       161,238,345
                                                                --------------    --------------    --------------    --------------

Accumulated Deferred Income Tax (Net)                                                          0         2,211,758         2,211,758
                                                                --------------    --------------    --------------    --------------

Partnerships                                                                                                                       0
Long Term Receivable from Affiliate                                                                                                0
                                                                --------------    --------------    --------------    --------------

Total Assets                                                      $504,586,058    $1,028,638,842      $154,118,920    $1,182,757,762
                                                                ==============    ==============    ==============    ==============

                                                                                                         Consolidated
                                                                                                          C H Energy
                              ASSETS                               Eliminations    Reclassifications     Group, Inc.
                              ------                               -------------   -----------------    --------------
Utility Plant
       Electric                                                                                           $702,205,843
       Natural Gas                                                                                         214,865,864
       Common                                                                                              104,840,689

                                                                  --------------     ---------------------------------
                                                                               0                  0      1,021,912,396

Less: Accumulated Depreciation                                                                             315,691,270

                                                                ----------------     ---------------------------------
                                                                               0                  0        706,221,126

Construction Work in Progress                                                                               38,845,785
                                                                  --------------     ---------------------------------

      Net Utility Plant                                                        0                  0        745,066,911
                                                                  --------------     ---------------------------------

Other Property and Plant                                                                                    23,138,681
                                                                  --------------     ---------------------------------

Intangible Assets                                                                                           28,779,672
Goodwill                                                                                                    50,461,991

Current Assets:
       Cash                                                                                                 19,828,049
       Cash Equivalents                                                                                     99,288,777
       Temporary Cash Investments                                                                                    0
       Other                                                                                                 5,106,267
       Accounts Receivable from Customers                                                                   64,436,414
       Accounts Receivable - Affiliates                                 (956,121)                                    0
       Accrued Unbilled Utility Revenues                                                                     9,129,704
       Other Receivables                                                                                     4,547,698
       Materials & Supplies:
            Fuel                                                                                            11,468,745
            Construction & Operation                                                                         9,990,615
       Regulatory Assets - Current                                                                          17,453,815
       Fair Value of Derivatives - Current                                                   (1,478)                 0
       Prepayments - Transfer Debit Balance from Accrued Taxes                            3,234,662          3,234,662
       Prepayments                                                                       (4,425,003)        12,425,760
       Accumulated Deferred Income Tax                                                      757,633          9,453,873
                                                                ----------------     ---------------------------------

Total Current Assets                                                    (956,121)          (434,186)       266,364,379
                                                                  --------------     ---------------------------------

Other Investments (D&O Deferred Comp Investments)                                                            5,551,621
Partnership Interests                                                                                        3,647,618
Investment in Subsidiary - Cornhusker                                                                        2,703,000
Investment in Central Hudson
Investment in Central Hudson Enterprises Corp.                      (437,933,236)
                                                                      41,143,699                                     0
                                                                  --------------     ---------------------------------

       Total Other Investments                                      (396,789,537)                           11,902,239

Deferred Charges and Other Assets
       Prefunded Pension costs                                                                                       0
       Regulatory Assets - Related to Pension Costs                                                         88,632,823
       Intangible Asset Related to Pension Plan                                                             22,290,559
       Regulatory Assets                                                                                    37,230,754
       Fair Value of Derivatives                                                                                     0
       Deferred Debits                                                                                       4,270,146
       Clearing Accounts (A/C 184)                                                                             575,266
       Unamortized Deferred Expense (A/C 181)                                                                4,041,375
       Other Assets                                                                          51,500          4,248,922
                                                                ----------------     ---------------------------------

                                                                               0             51,500        161,289,845
                                                                  --------------     ---------------------------------

Accumulated Deferred Income Tax (Net)                                                    (2,211,758)                 0
                                                                  --------------     ---------------------------------

Partnerships                                                                                                         0
Long Term Receivable from Affiliate                                            0                  0                  0
                                                                  --------------     ---------------------------------

Total Assets                                                       ($397,745,658)       ($2,594,444)    $1,287,003,718
                                                                  ==============     =================================

Exhibit A

                             C H Energy Group, Inc.
                           Consolidating Balance Sheet
                                December 31, 2004

                                                             Holding
                                                             Company           Consolidated
                                                            C H Energy           Central        C H Enterprises     Subsidiaries
           CAPITALIZATION and LIABILITIES                   Group, Inc.           Hudson          Corporation         Subtotal
           ------------------------------                 --------------      --------------    ---------------    --------------
Capitalization
   Common Stock                                               $1,686,209         $84,310,435         $7,230,000       $91,540,435
   Paid in Capital                                           351,201,544         174,979,688         45,609,009       220,588,697
   Retained Earnings - Brought Forward                       187,772,465          25,644,369          5,576,906        31,221,275
   Other Comprehensive Income                                          0                               (642,949)         (642,949)
   Treasury Stock                                            (46,252,121)                                                       0
   Capital Stock Expense - Preferred                                              (4,960,934)                          (4,960,934)
                                                          --------------      --------------     --------------    --------------

Total Shareholder's Equity                                   494,408,097         279,973,558         57,772,966       337,746,524
                                                          --------------      --------------     --------------    --------------

Cumulative Preferred Stock
   Not Subject to Mandatory Redemption                                            21,030,000                           21,030,000
                                                          --------------      --------------     --------------    --------------

                                                                       0          21,030,000                  0        21,030,000
                                                          --------------      --------------     --------------    --------------

Long Term Debt                                                                   319,950,000                  0       319,950,000
Unamortized Premium & Discount on Debt                                               (67,381)                             (67,381)
Long Term Debt to Affiliate                                                                          58,100,000        58,100,000
                                                          --------------      --------------     --------------    --------------

                                                                       0         319,882,619         58,100,000       377,982,619
                                                          --------------      --------------     --------------    --------------

                                                             494,408,097         620,886,177        115,872,966       736,759,143
                                                          --------------      --------------     --------------    --------------

Current Liabilities
   Current Maturities of Long-term Debt                                0                   0                                    0
   Notes Payable                                                       0          12,000,000                           12,000,000
   Accounts Payable                                               25,300          32,949,901         10,442,539        43,392,440
   Accounts Payable - CH Energy Group, Inc.                            0               1,173            204,350           205,523
   Accounts Payable - FIT - CHG&E                              4,378,705                   0                  0                 0
   Accounts Payable - FIT - CH  Enterprises Corp.                420,415                                                        0
   Accounts Payable - OTHER - CHG&E                              155,001                                175,053           175,053
   Accounts Payable - NYS - CHG&E                                 (5,202)                  0                                    0
   Accounts Payable - NYS - CH  Enterprises Corp.                (73,076)                                73,076            73,076
   Accounts Payable to Affiliates / Parent                             0                                                        0
   Accrued FIT - CHG&E                                        (1,984,102)                  0                                    0
   Accrued FIT - CH Enterprises Corp.                            254,896                                                        0
   Accrued NYS - CHG&E                                         2,395,347                   0                                    0
   Accrued NYS - CH Enterprises Corp.                             80,981                                                        0
   Accrued Taxes - FIT                                        (3,553,974)                                                       0
   Accrued Taxes - NYS                                          (461,947)                                                       0
   Accrued Taxes - Other (Excludes Sales & Use Taxes)             34,137                                                        0
   Accrued Taxes - Net Debit Balance CHEG to Prepayments                                                                        0
   Accrued Interest                                                                4,629,119                            4,629,119
   Accrued Vacation                                                                3,787,800                            3,787,800
   Customer Deposits                                                               6,358,689            137,000         6,495,689
   Dividends Declared                                                                242,489                              242,489
   Dividends Payable                                           8,511,480                   0                                    0
   Fair Value of Derivatives                                           0             907,551                              907,551
   Other (Includes Accrued Sales & Use Taxes CHG&E)                    0           6,699,618         15,357,999        22,057,617
                                                          --------------      --------------     --------------    --------------

Total Current Liabilities                                     10,177,961          67,576,340         26,390,017        93,966,357
                                                          --------------      --------------     --------------    --------------

Deferred Credits & Other Liabilities
   Customer Advance for Construction                                                 191,832                              191,832
   Other Deferred Credits (A/C 253)                                               61,976,171                           61,976,171
   Regulatory Liabilities (A/C 254)                                              156,339,347                          156,339,347
   Miscellaneous Reserves                                                          5,969,229                            5,969,229
   Other                                                               0                              5,326,848         5,326,848
                                                          --------------      --------------     --------------    --------------

                                                                       0         224,476,579          5,326,848       229,803,427
                                                          --------------      --------------     --------------    --------------

Accumulated Deferred Income Tax (Net)                                  0         115,699,746          6,529,089       122,228,835
                                                          --------------      --------------     --------------    --------------

Total Liabilities                                           $504,586,058      $1,028,638,842       $154,118,920    $1,182,757,762
                                                          ==============      ==============     ==============    ==============

                                                                                                Consolidated
                                                                                                 C H Energy
           CAPITALIZATION and LIABILITIES                   Eliminations   Reclassifications     Group, Inc.
           ------------------------------                  --------------  -----------------   --------------
Capitalization
   Common Stock                                               $91,540,435                          $1,686,209
   Paid in Capital                                            220,560,677                         351,229,564
   Retained Earnings - Brought Forward                         31,221,275                         187,772,465
   Other Comprehensive Income                                                                        (642,949)
   Treasury Stock                                                                                 (46,252,121)
   Capital Stock Expense - Preferred                           (4,632,842)                           (328,092)
                                                           --------------    --------------------------------

Total Shareholder's Equity                                    338,689,545                 0       493,465,076
                                                           --------------    --------------------------------

Cumulative Preferred Stock
   Not Subject to Mandatory Redemption                                  0                 0        21,030,000
                                                           --------------    --------------------------------

                                                                        0                 0        21,030,000
                                                           --------------    --------------------------------

Long Term Debt                                                                                    319,950,000
Unamortized Premium & Discount on Debt                                                                (67,381)
Long Term Debt to Affiliate                                    58,100,000                                   0
                                                           --------------    --------------------------------

                                                               58,100,000                 0       319,882,619
                                                           --------------    --------------------------------

                                                              396,789,545                 0       834,377,695
                                                           --------------    --------------------------------

Current Liabilities
   Current Maturities of Long-term Debt                                                                     0
   Notes Payable                                                                                   12,000,000
   Accounts Payable                                                                                43,417,740
   Accounts Payable - CH Energy Group, Inc.                       205,523                                   0
   Accounts Payable - FIT - CHG&E                               4,378,705                                   0
   Accounts Payable - FIT - CH  Enterprises Corp.                 420,415                                   0
   Accounts Payable - OTHER - CHG&E                               330,054                                   0
   Accounts Payable - NYS - CHG&E                                  (5,202)                                  0
   Accounts Payable - NYS - CH  Enterprises Corp.                                                           0
   Accounts Payable to Affiliates / Parent                                                                  0
   Accrued FIT - CHG&E                                                                             (1,984,102)
   Accrued FIT - CH Enterprises Corp.                                                                 254,896
   Accrued NYS - CHG&E                                                                              2,395,347
   Accrued NYS - CH Enterprises Corp.                                                                  80,981
   Accrued Taxes - FIT                                                                             (3,553,974)
   Accrued Taxes - NYS                                                                               (461,947)
   Accrued Taxes - Other (Excludes Sales & Use Taxes)          (4,373,511)        4,373,503            34,145
   Accrued Taxes - Net Debit Balance CHEG to Prepayments                         (3,234,662)        3,234,662
   Accrued Interest                                                                                 4,629,119
   Accrued Vacation                                                                                 3,787,800
   Customer Deposits                                                                                6,495,689
   Dividends Declared                                                                                 242,489
   Dividends Payable                                                                                8,511,480
   Fair Value of Derivatives                                                          1,478           906,073
   Other (Includes Accrued Sales & Use Taxes CHG&E)                   129           546,091        21,511,397
                                                           --------------    --------------------------------

Total Current Liabilities                                         956,113         1,686,410       101,501,795
                                                           --------------    --------------------------------

Deferred Credits & Other Liabilities
   Customer Advance for Construction                                                                  191,832
   Other Deferred Credits (A/C 253)                                                                61,976,171
   Regulatory Liabilities (A/C 254)                                                               156,339,347
   Miscellaneous Reserves                                                          (546,091)        6,515,320
   Other                                                                                            5,326,848
                                                           --------------    --------------------------------

                                                                        0                         230,349,518
                                                           --------------    --------------------------------

Accumulated Deferred Income Tax (Net)                                             1,454,125       120,774,710
                                                           --------------    --------------------------------

Total Liabilities                                            $397,745,658        $2,594,444    $1,287,003,718
                                                           ==============    ==============    ==============

Exhibit A

                     Central Hudson Enterprises Corporation
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                         Consolidating Income Statement
                        12 Months Ended December 31, 2004

                                                                  Unconsolidated
                                         ----------------------------------------------------------------
                                              CHEC            SCASCO          Griffith           Total
                                         ----------------------------------------------------------------
Revenues                                 $   1,003,282    $  29,364,512    $ 205,338,930    $ 235,706,724

                                         ----------------------------------------------------------------
     Total Revenues                          1,003,282       29,364,512      205,338,930      235,706,724

Costs of Goods Sold                            674,911       19,680,726      155,471,406      175,827,043
                                         ----------------------------------------------------------------

Gross Profit                                   328,371        9,683,786       49,867,524       59,879,681

Other Income (Expense):
    Equity in Parts. Income and Subs         3,854,933               --               --        3,854,933
    Interest Income                              7,953            2,167           16,649           26,769
    Interest Expense                           (85,632)        (344,423)      (1,836,294)      (2,266,349)
    Other Taxes                                     --               --               --               --
    Loss on the sale of assets                                  (10,263)          39,703           29,440
    Other Income                                                291,570           89,628          381,198

                                         ----------------------------------------------------------------
Total Other Income                           3,777,254          (60,949)      (1,690,314)       2,025,991

Expenses:
    Operating Expenses                              --        5,752,049       28,669,255       34,421,304
    Other Expenses                                 247               --               --              247
    Employee Costs                              52,139          399,937        2,668,309        3,120,385
    Professional Fees                           65,520          304,652        1,096,675        1,466,847
    Marketing and Selling                           --          529,952        2,461,486        2,991,438
    Management Fees                             66,349          389,918        1,628,886        2,085,153
    Office Rent, Utilities, Supplies            10,721               --               --           10,721
    Insurance and Employee Benefits             61,587          258,329        1,028,090        1,348,006
    Depreciation and Amortization Exp.                        1,245,073        4,987,514        6,232,587
    General and Administrative                      --          131,551        1,363,387        1,494,938

                                         ----------------------------------------------------------------
Total Other Expenses                           256,563        9,011,461       43,903,602       53,171,626

Income before Prov. for Income Taxes         3,849,062          611,376        4,273,608        8,734,046

Income Taxes                                   384,104          242,158        1,709,446        2,335,708
                                         ----------------------------------------------------------------

Net Income                                   3,464,958          369,218        2,564,162        6,398,338

Retained Earnings at Beginning              11,211,948          519,101        5,216,612       16,947,661
Dividends Paid
                                         ----------------------------------------------------------------
Retained Earnings at End                 $  14,676,906    $     888,319    $   7,780,774    $  23,345,999
                                         ================================================================

                                         ----------------------------------------------------------------

                                                         Eliminations / Reclassifications
                                         ----------------------------------------------------------------
                                              CHEC            SCASCO          Griffith       Eliminations
                                         ----------------------------------------------------------------
Revenues                                 $          --    $          --    $          --    $          --

                                         ----------------------------------------------------------------
     Total Revenues                                 --               --               --               --

Costs of Goods Sold                           (131,359)                                          (131,359)
                                         ----------------------------------------------------------------

Gross Profit                                   131,359               --               --          131,359

Other Income (Expense):
    Equity in Parts. Income and Subs        (2,933,380)                                        (2,933,380)
    Interest Income                                                                                    --
    Interest Expense                          (131,359)                                          (131,359)
    Other Taxes                                                 (69,782)        (200,454)        (270,236)
    Loss on the sale of assets                                                                         --
    Other Income                                                                                       --

                                         ----------------------------------------------------------------
Total Other Income                          (3,064,739)         (69,782)        (200,454)      (3,334,975)

Expenses:
    Operating  Expenses                                         (59,654)        (136,162)        (195,816)
    Other Expenses                                                                                     --
    Employee Costs                                                                                     --
    Professional Fees                                                                                  --
    Marketing and Selling                                                                              --
    Management Fees                                                                                    --
    Office Rent, Utilities, Supplies                                                                   --
    Insurance and Employee Benefits                                                                    --
    Depreciation and Amortization Exp.                                                                 --
    General and Administrative                                  (10,128)         (64,292)         (74,420)

                                         ----------------------------------------------------------------
Total Other Expenses                                --          (69,782)        (200,454)        (270,236)

Income before Prov. for Income Taxes        (2,933,380)              --               --       (2,933,380)

Income Taxes                                                                                           --
                                         ----------------------------------------------------------------

Net Income                                  (2,933,380)              --               --       (2,933,380)

Retained Earnings at Beginning                                 (519,101)      (5,216,612)      (5,735,713)
Dividends Paid
                                         ----------------------------------------------------------------
Retained Earnings at End                 $  (2,933,380)   $    (519,101)   $  (5,216,612)   $  (8,669,093)
                                         ================================================================

                                         ----------------------------------------------------------------

                                                                   Consolidated
                                         ----------------------------------------------------------------
                                              CHEC            SCASCO          Griffith          Total
                                         ----------------------------------------------------------------
Revenues                                 $   1,003,282    $  29,364,512    $ 205,338,930    $ 235,706,724

                                         ----------------------------------------------------------------
     Total Revenues                          1,003,282       29,364,512      205,338,930      235,706,724

Costs of Goods Sold                            543,552       19,680,726      155,471,406      175,695,684
                                         ----------------------------------------------------------------

Gross Profit                                   459,730        9,683,786       49,867,524       60,011,040

Other Income (Expense):
    Equity in Parts. Income and Subs           921,553               --               --          921,553
    Interest Income                              7,953            2,167           16,649           26,769
    Interest Expense                          (216,991)        (344,423)      (1,836,294)      (2,397,708)
    Other Taxes                                     --          (69,782)        (200,454)        (270,236)
    Loss on the sale of assets                      --          (10,263)          39,703           29,440
    Other Income                                    --          291,570           89,628          381,198

                                         ----------------------------------------------------------------
Total Other Income                             712,515         (130,731)      (1,890,768)      (1,308,984)

Expenses:
    Operating  Expenses                             --        5,692,395       28,533,093       34,225,488
    Other Expenses                                 247               --               --              247
    Employee Costs                              52,139          399,937        2,668,309        3,120,385
    Professional Fees                           65,520          304,652        1,096,675        1,466,847
    Marketing and Selling                           --          529,952        2,461,486        2,991,438
    Management Fees                             66,349          389,918        1,628,886        2,085,153
    Office Rent, Utilities, Supplies            10,721               --               --           10,721
    Insurance and Employee Benefits             61,587          258,329        1,028,090        1,348,006
    Depreciation and Amortization Exp               --        1,245,073        4,987,514        6,232,587
    General and Administrative                      --          121,423        1,299,095        1,420,518

                                         ----------------------------------------------------------------
Total Other Expenses                           256,563        8,941,679       43,703,148       52,901,390

Income before Prov. for Income Taxes           915,682          611,376        4,273,608        5,800,666

Income Taxes                                   384,104          242,158        1,709,446        2,335,708
                                         ----------------------------------------------------------------

Net Income                                     531,578          369,218        2,564,162        3,464,958

Retained Earnings at Beginning              11,211,948               --               --       11,211,948
Dividends Paid                                                                                 (9,100,000)
                                         ----------------------------------------------------------------
Retained Earnings at End                 $  11,743,526    $     369,218    $   2,564,162    $   5,576,906
                                         ================================================================

                                         ----------------------------------------------------------------

Exhibit A

                     Central Hudson Enterprises Corporation
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                           Consolidating Balance Sheet
                               December 31, 2004

                                                          Unconsolidated Balance Sheets - December 31, 2004
                                                     ------------------------------------------------------------
                                                         CHEC           SCASCO         Griffith          Total
Assets
Current assets:
    Cash                                                  657,841         598,349       2,223,348       3,479,538
    Accounts receivable, less allowance
        for doubtful accounts                              55,778       5,073,631      22,781,484      27,910,893
    Due from affiliates                                    42,629                                          42,629
    Notes receivable                                           --          16,062       1,652,612       1,668,674
    Installments receivable, net                        1,161,026              --              --       1,161,026
    Inventory                                                  --       1,296,581       2,955,896       4,252,477
    Prepaid                                                 4,660         287,290       1,201,284       1,493,234
    Derivatives                                                --              --              --
                                                     ------------------------------------------------------------
         Total current assets                           1,921,934       7,271,913      30,814,624      40,008,471

Installments receivable                                 2,785,241              --              --       2,785,241
Notes receivable                                       54,300,000         666,339         256,050      55,222,389
Deferred project costs, net                               489,792              --              --         489,792
Investments in partnerships                             3,647,618              --              --       3,647,618
Deferred income taxes                                   1,615,156                         596,602       2,211,758
Due from parent-FIT                                            --         107,855                         107,855
Fixed assets, net                                                       5,852,414      16,254,423      22,106,837
Intangibles, net                                               --       8,949,292      70,292,371      79,241,663
Investments in subsidiaries                            53,995,424              --              --      53,995,424

                                                     ------------------------------------------------------------
         Total non current assets                     116,833,231      15,575,900      87,399,446     219,808,577

                                                     ------------------------------------------------------------
         Total assets                                 118,755,165      22,847,813     118,214,070     259,817,048
                                                     ============================================================

Liabilities and shareholder's equity
Current liabilities:
    Accounts payable                                        1,708       1,023,287       9,417,544      10,442,539
    Accrued expenses                                      468,573       1,039,666       5,347,242       6,855,481
    Deferred revenue                                           --       1,416,132       7,598,379       9,014,511
    Due to affiliates                                                                          --              --
    Due to parent-FIT                                     510,026         (71,148)       (751,438)       (312,560)
    Due to parent-NYSIT                                    73,076              --              --          73,076
    Due to parent                                          14,483         109,355         242,972         366,810
    Due to CHG&E                                           55,222                                          55,222
    Deferred income taxes                                      --         585,105       5,943,984       6,529,089

                                                     ------------------------------------------------------------
         Total current liabilities                      1,123,088       4,102,397      27,798,683      33,024,168
                                                     ------------------------------------------------------------

Other liabilities                                       1,760,000              --       3,566,848       5,326,848
Notes Payable - Parent                                 58,100,000       9,100,000      45,200,000     112,400,000
                                                     ------------------------------------------------------------
         Total liabilities                             60,983,088      13,202,397      76,565,531     150,751,016
                                                     ------------------------------------------------------------

Shareholder's equity:
    Capital stock                                       7,230,000           1,165              10       7,231,175
    Additional paid-in capital                         45,609,009      15,099,037      40,500,000     101,208,046
    Retained earnings                                   5,576,906         (54,946)      1,148,529       6,670,489

    Treasury stock                                             --      (5,400,000)             --      (5,400,000)
                                                     ------------------------------------------------------------
         Shareholder's equity before
              other comprehensive income               58,415,915       9,645,256      41,648,539     109,709,710

    Other comprehensive income                           (643,838)            160              --        (643,678)
                                                     ------------------------------------------------------------
         Total shareholder's equity                    57,772,077       9,645,416      41,648,539     109,066,032

                                                     ------------------------------------------------------------
         Total liabilities and shareholder's equity   118,755,165      22,847,813     118,214,070     259,817,048
                                                     ============================================================

                                                                    Eliminations / Reclassifications
                                                     ------------------------------------------------------------
                                                         CHEC           SCASCO         Griffith      Eliminations
Assets
Current assets:
    Cash                                                                                                       --
    Accounts receivable, less allowance
        for doubtful accounts                                                            (375,635)       (375,635)
    Due from affiliates                                   (42,629)                                        (42,629)
    Notes receivable                                                                                           --
    Installments receivable, net                                                                               --
    Inventory                                                                                                  --
    Prepaid                                                                  (265)         (1,213)         (1,478)
    Derivatives                                                               265           1,213           1,478
                                                     ------------------------------------------------------------
         Total current assets                             (42,629)             --        (375,635)       (418,264)

Installments receivable                                                                                        --
Notes receivable                                      (54,300,000)                                    (54,300,000)
Deferred project costs, net                                                                                    --
Investments in partnerships                                                                                    --
Deferred income taxes                                                                                          --
Due from parent-FIT                                      (510,026)         71,148         751,438         312,560
Fixed assets, net                                                                                              --
Intangibles, net                                                                                               --
Investments in subsidiaries                           (51,292,424)                                    (51,292,424)

                                                     ------------------------------------------------------------
         Total non current assets                    (106,102,450)         71,148         751,438    (105,279,864)

                                                     ------------------------------------------------------------
         Total assets                                (106,145,079)         71,148         375,803    (105,698,128)
                                                     ============================================================

Liabilities and shareholder's equity
Current liabilities:
    Accounts payable                                                                                           --
    Accrued expenses                                                     (290,402)           (729)       (291,131)
    Deferred revenue                                                                      (83,862)        (83,862)
    Due to affiliates                                                          --              --              --
    Due to parent-FIT                                    (510,026)         71,148         751,438         312,560
    Due to parent-NYSIT                                                                                        --
    Due to parent                                                         (78,955)        (83,505)       (162,460)
    Due to CHG&E                                                           37,858          81,973         119,831
    Deferred income taxes                                                                                      --

                                                     ------------------------------------------------------------
         Total current liabilities                       (510,026)       (260,351)        665,315        (105,062)
                                                     ------------------------------------------------------------

Other liabilities                                                                                              --
Notes Payable - Parent                                                 (9,100,000)    (45,200,000)    (54,300,000)
                                                     ------------------------------------------------------------
         Total liabilities                               (510,026)     (9,360,351)    (44,534,685)    (54,405,062)
                                                     ------------------------------------------------------------

Shareholder's equity:
    Capital stock                                                          (1,165)            (10)         (1,175)
    Additional paid-in capital                                        (15,099,037)    (40,500,000)    (55,599,037)
    Retained earnings                                                      54,946      (1,148,529)     (1,093,583)

    Treasury stock                                                      5,400,000              --       5,400,000
                                                     ------------------------------------------------------------
         Shareholder's equity before
              other comprehensive income                       --      (9,645,256)    (41,648,539)    (51,293,795)

    Other comprehensive income                                                                729             729
                                                     ------------------------------------------------------------
         Total shareholder's equity                            --      (9,645,256)    (41,647,810)    (51,293,066)

                                                     ------------------------------------------------------------
         Total liabilities and shareholder's equity      (510,026)    (19,005,607)    (86,182,495)   (105,698,128)
                                                     ============================================================

                                                                     Consolidated                 December 31, 2004
                                                     --------------------------------------------------------------
                                                         CHEC           SCASCO        Griffith            Total
Assets
Current assets:
    Cash                                                  657,841         598,349      2,223,348          3,479,538
    Accounts receivable, less allowance
        for doubtful accounts                              55,778       5,073,631     22,405,849         27,535,258
    Due from affiliates                                        --              --             --                 --
    Notes receivable                                           --          16,062      1,652,612          1,668,674
    Installments receivable, net                        1,161,026              --             --          1,161,026
    Inventory                                                  --       1,296,581      2,955,896          4,252,477
    Prepaid                                                 4,660         287,025      1,200,071          1,491,756
    Derivatives                                                --             265          1,213              1,478
                                                     --------------------------------------------------------------
         Total current assets                           1,879,305       7,271,913     30,438,989         39,590,207

Installments receivable                                 2,785,241              --             --          2,785,241
Notes receivable                                               --         666,339        256,050            922,389
Deferred project costs, net                               489,792              --             --            489,792
Investments in partnerships                             3,647,618              --             --          3,647,618
Deferred income taxes                                   1,615,156              --        596,602          2,211,758
Due from parent-FIT                                      (510,026)        179,003        751,438            420,415
Fixed assets, net                                              --       5,852,414     16,254,423         22,106,837
Intangibles, net                                                        8,949,292     70,292,371         79,241,663
Investments in subsidiaries                             2,703,000              --             --          2,703,000

                                                     --------------------------------------------------------------
         Total non current assets                      10,730,781      15,647,048     88,150,884        114,528,713

                                                     --------------------------------------------------------------
         Total assets                                  12,610,086      22,918,961    118,589,873        154,118,920
                                                     ==============================================================

Liabilities and shareholder's equity
Current liabilities:
    Accounts payable                                        1,708       1,023,287      9,417,544         10,442,539
    Accrued expenses                                      468,573         749,264      5,346,513          6,564,350
    Deferred revenue                                           --       1,416,132      7,514,517          8,930,649
    Due to affiliates                                          --              --             --                 --
    Due to parent-FIT                                          --              --             --                 --
    Due to parent-NYSIT                                    73,076              --             --             73,076
    Due to parent                                          14,483          30,400        159,467            204,350
    Due to CHG&E                                           55,222          37,858         81,973            175,053
    Deferred income taxes                                      --         585,105      5,943,984          6,529,089

                                                     --------------------------------------------------------------
         Total current liabilities                        613,062       3,842,046     28,463,998         32,919,106
                                                     --------------------------------------------------------------

Other liabilities                                       1,760,000              --      3,566,848          5,326,848
Notes Payable - Parent                                 58,100,000              --             --         58,100,000
                                                     --------------------------------------------------------------
         Total liabilities                             60,473,062       3,842,046     32,030,846         96,345,954
                                                     --------------------------------------------------------------

Shareholder's equity:
    Capital stock                                       7,230,000              --             --          7,230,000
    Additional paid-in capital                         45,609,009              --             --         45,609,009
    Retained earnings                                   5,576,906              --             --          5,576,906
                                                     -------------------------------------------
    Treasury stock                                             --              --             --                 --
                                                     --------------------------------------------------------------
         Shareholder's equity before
              other comprehensive income               58,415,915              --             --         58,415,915

    Other comprehensive income                           (643,838)            160            729           (642,949)
                                                     --------------------------------------------------------------
         Total shareholder's equity                    57,772,077             160            729         57,772,966

                                                     --------------------------------------------------------------
         Total liabilities and shareholder's equity   118,245,139       3,842,206     32,031,575        154,118,920
                                                     ==============================================================

                                    EXHIBIT B

                               Organization Chart
                            (as of December 31, 2004)

            Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant's Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.

                                Claimant
                                   |
   -----------------------------------------------------------------
   |                                                               |
Central                                                          CHEC
Hudson                                                             |
   |                                                     -------------------
Phoenix                                                  |                  |
                                                         |                  |
                                                       Scasco           Griffith
                                                                        Energy


                                       ii